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                                  Exhibit 99.1

                       Nature of Relationship of Parties

         R. Chaney & Partners IV L.P. ("Fund IV") and R. Chaney & Partners III L.P. ("Fund III") are filing this Schedule 13G as members of a group. R. Chaney Investments, Inc. ("Investments") is the sole general partner of Fund IV. R. Chaney & Partners, Inc. ("Partners") is the sole general partner of Fund III. Mr. Chaney is the sole shareholder of Investments and Partners.